Exhibit 99.1

Boqii Announces Unaudited Financial Results for the First Half of Fiscal Year 2023

First Half Year Revenues of RMB589.6 million

First Half Year GMV of RMB 1,382.0 million

SHANGHAI, 1 December, 2022 /PRNewswire/ -- Boqii Holding Limited ("Boqii" or the "Company") (NYSE: BQ), a leading pet-focused platform in China, today announced its unaudited financial results for the first half of fiscal year 2023 (the Six Months ended September 30, 2022).

Operational and Financial Highlights for the First Half of Fiscal Year 2023：

•	Total revenues were RMB589.6 million (US$82.9 million), compared to RMB604.0 million in the same period of fiscal year 2022.

•	Loss from operations was RMB29.6 million (US$ 4.2 million), representing a decrease of 64.2% compared to RMB82.6 million in the same period of fiscal year 2022.

•	Net loss was RMB 29.5 million (US$4.1 million), representing a decrease of 64.0% from net loss of RMB81.9 million in the same period of fiscal year 2022.

•	Non-GAAP net loss was RMB28.5 million (US$4.0 million), representing a decrease of 60.6% from non-GAAP net loss of RMB72.4 million in the same period of fiscal year 2022.

•	EBITDA[1] was a loss of RMB22.9 million (US$3.2 million), representing a decrease of 70.2% from a loss of RMB77.1 million in the same period of fiscal year 2022.

•	Total GMV[2] was RMB1,382.0 million (US$194.3 million), compared to RMB1,484.7 million in the same period of fiscal year 2022.

•	Active buyers were 3.8 million, representing an increase of 16.4% from 3.3 million in the same period of fiscal year 2022.

CEO & CFO Quote

Mr. Hao Liang, Boqii's Founder, Chairman and Chief Executive Officer commented, “Boqii was able to demonstrate its resilience, and highlight its value proposition in the first half despite challenges from COVID-19, supply chain, and consumer sentiment. We saw outstanding performance from our private label, with its revenue increasing 30.9% YoY to RMB105.1 million. Our Boqii mall also continues to be the preferred choice for pet parents, as demonstrated by the 16.4% YoY growth to 3.8 million in active buyers. Riding on the increasing platform stickiness and growing contributions from private labels, we also saw an expanding gross profit margin from 18.6% last year, to 21.0% this year. That should lay a solid foundation for our future development.”

Ms. Yingzhi (Lisa) Tang, Boqii’s Co-Founder, Co-CEO and CFO commented, “On top of our private label development, we also saw the increasing value of prudence amid market uncertainties. During the first half of fiscal 2023, we made great strides in cost control, with our operating expenses dropped from 32.2% of total revenue last year, to 26.1% of total revenue this year. That paves the way of a significant reduction in net loss, with the first half ending with a net loss of RMB29.5 million, down by 64.0% year-on-year from RMB81.9 million last year. The improving financial performance shows that our business model and development strategy are right on track, and we look forward to serving more pet parents and industry partners in the future, while generating better results for our shareholders.”

1EBITDA refers to net loss excluding income tax expenses, interest expense, interest income, depreciation and amortization expenses. EBITDA is a Non-GAAP financial measurement. Please refer to “Non-GAAP financial measurement”.

2GMV refers to gross merchandise volume, which is the total value of confirmed orders placed with us and sold through distribution model or drop shipping model where we act as a principal in the transaction regardless of whether the products are delivered or returned, calculated based on the listed prices of the ordered products without taking into consideration any discounts. The total GMV amount (i) includes GMV of products sold by Xingmu, (ii) excludes products sold through consignment model and (iii) excludes the value of services offered by us. GMV is subject to future adjustments (such as refunds) and represents only one measure of the Company’s performance and should not be relied on as an indicator of our financial results, which depend on a variety of factors.

Financial Results for the First Half of Fiscal Year 2023:

Total revenues were RMB589.6 million (US$82.9 million), compared to RMB604.0 million in the same period of fiscal year 2022.

	Six Months Ended September 30%
Revenues	2022	2021		change
(in million)	RMB	RMB		YoY
Product sales	568.7	577.6		(1.5%)
• Boqii Mall	238.6	215.9		10.5%
• Third party e-commerce platforms	330.1	361.7		(8.7%)
Online marketing and information services and other revenue	20.9	26.4		(20.5%)
Total	589.6	604.0	；	(2.4%)

Gross profit was RMB 123.9 million (US$17.4 million), compared to RMB112.1 million in the same period of fiscal year 2022.

Gross margin was 21.0%, representing an increase of 240 basis points from 18.6% in the same period of fiscal 2022, which is primarily due to improvement of gross margin of private label products and increased proportion of pet supplies and health care products with higher margins.

Operating expenses were RMB153.8 million, representing a decrease of 21.0% from RMB194.7 million in the same period of fiscal year 2022. Operating expenses as a percentage of total revenues was 26.1%, down from 32.2% in the same period of fiscal year 2022.

Fulfillment Expenses were RMB68.2 million, compared to RMB62.5 million in the same period of fiscal year 2022. Fulfillment expenses as a percentage of total revenues were 11.6%, compared to 10.4% in the same period of fiscal year 2022. The increase was primarily due to the increased shipping and handling expenses, which resulted from temporary logistics price increases and transportation restrictions due to the outbreak of Covid-19 in China starting from April 2022.

Sales and marketing expenses were RMB63.5 million, representing a decrease of 29.0% from RMB89.5 million in the same period of fiscal year 2022. The decrease was primarily due to the decline of advertising expenses amount to RMB26.1 million resulting from (i) the lower expenditure for cost saving; (ii) the increased proportion of revenue generated from more cost-efficient channels. Sales and marketing expenses as a percentage of total revenue were 10.8%, down from 14.8% in the same period of fiscal year 2022.

General and administrative expenses were RMB22.1 million, representing a decrease of 48.4% from RMB42.8 million in the same period of fiscal year 2022. The decrease was primarily due to:(i) the decline of share-based compensation expense of RMB13.5 million, resulting form the cancellation of options corresponding to employee departures; (ii) the decline of staff costs amount to RMB3.7 million related to the optimization of our organizational structure; (iii) the decline of professional fees amount to RMB2.5 million compared with the same period of fiscal year 2022. General and administrative expenses as a percentage of total revenue were 3.7%, down from 7.1% in the same period of fiscal year 2022.

Loss from operations was RMB29.6 million (US$ 4.2 million), representing a decrease of 64.2% compared to RMB82.6 million in the same period of fiscal year 2022.

Net loss was RMB29.5 million (US$4.1 million), representing a decrease of 64.0% compared to net loss of RMB81.9 million in the same period of fiscal year 2022.

EBITDA was a loss of RMB22.9 million (US$3.2 million), representing a decrease of 70.2% compared to a loss of RMB77.1 million in the same period of fiscal year 2022.

Non-GAAP net loss was RMB28.5 million (US$ 4.0 million), representing a decrease of 60.6% compared to non-GAAP net loss of RMB72.4 million in the same period of fiscal year 2022.

Diluted net loss per share was RMB0.43 (US$ 0.06), compared to diluted net loss per share of RMB1.16 in the same period of fiscal year 2022.

Total cash and cash equivalents and short-term investments were RMB210.3 million (US$ 29.6million), compared to RMB290.9 million as of March 31, 2022.

Conference Call

Boqii's management will hold a conference call to discuss the financial results at 8:00 AM on Wednesday December 1, 2022, U.S. Eastern Time (9:00 PM on Thursday, December 1, 2022, Beijing/Hong Kong Time).

To join the conference, please dial in 15 minutes before the conference is scheduled to begin using below numbers.

Phone Number
International	1-412-317-6061
United States	1-888-317-6003
Hong Kong	852 800 963-976
Mainland China	86 4001-206115
Passcode	1311582

A replay of the conference call may be accessed by phone at the following numbers until December 8, 2022.

Phone Number
International	1-412-317-0088
United States	1-877-344-7529
Replay Access Code	9673562

A live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.boqii.com/.

About Boqii Holding Limited

Boqii Holding Limited (NYSE: BQ) is a leading pet-focused platform in China. We are the leading online destination for pet products and supplies in China with our broad selection of high-quality products including global leading brands, local emerging brands, and our own private label, Yoken and Mocare, offered at competitive prices. Our online sales platforms, including Boqii Mall and our flagship stores on third-party e-commerce platforms, provide customers with convenient access to a wide selection of high-quality pet products and an engaging and personalized shopping experience. Our Boqii Community provides an informative and interactive content platform for users to share their knowledge and love for pets.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "target," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding such risks, uncertainties or factors is included in the Company's filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

The Company uses non-GAAP financial measures, namely non-GAAP net loss, non-GAAP net loss margin, EBITDA and EBITDA margin, in evaluating its operating results and for financial and operational decision-making purposes. The Company defines (i) non-GAAP net loss as net loss excluding fair value change of derivative liabilities and share-based compensation expenses, (ii) non-GAAP net loss margin as non-GAAP net loss as a percentage of total revenues, (iii) EBITDA as net loss excluding income tax expenses, interest expense, interest income, depreciation and amortization expenses, (iv) EBITDA margin as EBITDA as a percentage of total revenues. The Company believes non-GAAP net loss, non-GAAP net loss margin, EBITDA and EBITDA margin enhance investors' overall understanding of its financial performance and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. As these non-GAAP financial measures have limitations as analytical tools and may not be calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating the Company's performance. For reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see the section of the accompanying tables titled, "Reconciliation of GAAP and Non-GAAP Results." The Company encourages investors and others to review its financial information in its entirety and not rely on any single financial measure.

Exchange Rate

This press release contains translations of certain RMB amounts into U.S. dollars ("USD") at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB7.1135 to US$1.00, the noon buying rate in effect on September 30, 2022 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred to could be converted into USD or RMB, as the case may be, at any particular rate or at all.

For investor and media inquiries, please contact:

In China:

Boqii Holding Limited
Investor Relations
Tel: +86-21-6882-6051
Email: ir@boqii.com

DLK Advisory Limited

Tel: +852-2857-7101

Email: ir@dlkadvisory.com

BOQII HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of March 31, 2022	As of September 30, 2022	As of September 30, 2022
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	162,855	85,136	11,968
Short-term investments	128,084	125,145	17,593
Accounts receivable, net	49,231	96,215	13,526
Inventories, net	109,921	107,264	15,079
Prepayments and other current assets	116,738	100,516	14,130
Amounts due from related parties	11,726	4,782	672
Total current assets	578,555	519,058	72,968
Non-current assets:
Property and equipment, net	7,779	7,298	1,026
Intangible assets	25,544	23,569	3,313
Operating lease right-of-use assets	38,567	38,693	5,439
Long-term investments	82,319	81,598	11,471
Goodwill	40,684	40,684	5,719
Amounts due from related parties, non-current	-	8,317	1,169
Other non-current asset	4,861	10,092	1,419
Total non-current assets	199,754	210,251	29,556
Total assets	778,309	729,309	102,524
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT
Current liabilities
Short-term borrowings	161,126	142,336	20,009
Accounts payable	94,224	79,195	11,133
Salary and welfare payable	6,871	6,203	872
Accrued liabilities and other current liabilities	27,324	25,471	3,581
Amounts due to related parties, current	219	102	14
Contract liabilities	7,007	3,208	451
Operating lease liabilities, current	10,001	11,082	1,558
Derivative liabilities	9,086	12,970	1,823
Total current liabilities	315,858	280,567	39,441
Non-current liabilities
Deferred tax liabilities	4,847	4,269	600
Operating lease liabilities, non-current	28,197	28,078	3,947
Other debts, non-current	181,062	124,399	17,488
Total non-current liabilities	214,106	156,746	22,035
Total liabilities	529,964	437,313	61,476

Mezzanine equity
Redeemable non-controlling interests	6,522	6,844	962
Total mezzanine equity	6,522	6,844	962
Stockholders’ equity:
Class A ordinary shares (US$0.001 par value; 129,500,000 shares authorized, 55,709,591 and 55,743,337 shares issued and outstanding as of March 31, 2022 and September 30, 2022, respectively)	372	373	52
Class B ordinary shares (US$0.001 par value; 15,000,000 shares authorized, 13,037,729 shares issued and outstanding as of March 31, 2022 and September 30, 2022, respectively)	82	82	12
Additional paid-in capital	3,295,336	3,291,793	462,753
Statutory reserves	3,433	3,876	545
Accumulated other comprehensive loss	(46,069)	(23,989)	(3,372)
Accumulated deficit	(2,889,233)	(2,919,198)	(410,375)
Receivable for issuance of ordinary shares	(164,746)	(110,133)	(15,482)
Total Boqii Holding Limited shareholders’ equity	199,175	242,804	34,133
Non-controlling interests	42,648	42,348	5,953
Total shareholders’ equity	241,823	285,152	40,086
Total liabilities, mezzanine equity and shareholders’ equity	778,309	729,309	102,524

Notes for all the condensed consolidated financial schedules presented:

Note 1: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the certified exchange rate of USD1.00=RMB7.1135 on 30 September, 2022 published by the Federal Reserve Board.

BOQII HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Six Months Ended September 30,
	2021	2022	2022
	RMB	RMB	US$
Net revenues:
Product sales	577,583	568,698	79,947
Online marketing and information services and other revenue	26,384	20,931	2,942
Total revenues	603,967	589,629	82,889
Total cost of revenue	(491,880)	(465,703)	(65,467)
Gross profit	112,087	123,926	17,422
Operating expenses:	-	-
Fulfillment expenses	(62,519)	(68,161)	(9,582)
Sales and marketing expenses	(89,454)	(63,530)	(8,931)
General and administrative expenses	(42,774)	(22,066)	(3,102)
Other income, net	67	242	34
Loss from operations	(82,593)	(29,589)	(4,159)
Interest income	9,864	4,025	566
Interest expense	(12,059)	(7,193)	(1,011)
Other gain/ (losses), net	405	7,190	1,011
Fair value change of derivative liabilities	411	(4,534)	(637)
Loss before income tax expenses	(83,972)	(30,101)	(4,230)
Income taxes expenses	1,247	418	59
Share of results of equity investees	834	184	26
Net loss	(81,891)	(29,499)	(4,145)
Less: Net income attributable to the non-controlling interest shareholders	(3,683)	(299)	(42)
Net loss attributable to Boqii Holding Limited	(78,208)	(29,200)	(4,103)
Accretion on redeemable non-controlling interests to redemption value	(283)	(323)	(45)
Net loss attributable to Boqii Holding Limited’s ordinary shareholders	(78,491)	(29,523)	(4,148)

Net loss	(81,891)	(29,499)	(4,145)
Other comprehensive income/(loss):
Foreign currency translation adjustment, net of nil tax	(5,765)	22,329	3,139
Unrealized securities holding loss	-	(249)	(35)
Total comprehensive loss	(87,656)	(7,419)	(1,041)
Less: Total comprehensive income attributable to non-controlling interest shareholders	(3,683)	(299)	(42)
Total comprehensive loss attributable to Boqii Holding Limited	(83,973)	(7,120)	(999)

Net loss per share attributable to Boqii Holding Limited’s ordinary shareholders
— basic	(1.16)	(0.43)	(0.06)
— diluted	(1.16)	(0.43)	(0.06)
Weighted average number of ordinary shares
— basic	67,703,830	68,841,500	68,841,500
— diluted	67,703,830	68,841,500	68,841,500

Notes for all the condensed consolidated financial schedules presented:

Note 1: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the certified exchange rate of USD1.00=RMB7.1135 on 30 September, 2022 published by the Federal Reserve Board.

Boqii Holding Limited

Reconciliation of GAAP and Non-GAAP Results

(In thousands)

	Six Months Ended September 30,
	2021	2022
	RMB	RMB

Net loss	(81,891)	(29,499)
Fair value change of derivative liabilities	(411)	4,534
Share-based compensation	9,903	(3,567)
Non-GAAP net loss	(72,399)	(28,532)
Non-GAAP net loss Margin	(12.0%)	(4.8%)

	Six Months Ended September 30,
	2021	2022
	RMB	RMB

Net loss	(81,891)	(29,499)
Income tax expenses	(1,247)	(418)
Interest expenses	12,059	7,193
Interest income	(9,864)	(4,025)
Depreciation and amortization	3,885	3,815
EBITDA	(77,058)	(22,934)
EBITDA Margin	(12.8%)	(3.9%)

Notes for all the condensed consolidated financial schedules presented:

Note 1: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the certified exchange rate of USD1.00=RMB7.1135 on 30 September, 2022 published by the Federal Reserve Board.